Exhibit 99.1

James Hardie Industries SE
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

30 September 2011

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Cancellation of shares

In relation to the on-market buy-back program announced on 17 May 2011, James Hardie Industries SE (JHISE) advises that:

•	2,431,066 JHISE shares represented by CUFS that were bought back by JHISE between 24 August 2011 and 30 September 2011 have been cancelled effective 30 September 2011;

•	the total amount paid by JHISE to buy back the CUFS representing the cancelled JHISE shares was $A13,681,327; and

•	all of the securities bought by JHISE under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHISE).

As a result of this cancellation, the number of CUFS issued and quoted on the ASX as at 30 September 2011 is now 435,640,582.

Yours faithfully

/S/ MARCIN FIREK
Marcin Firek Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James

Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719